Stein Roe Global Thematic Equity Fund
Stein Roe European Thematic Equity Fund (Funds)

77L Changes in accounting principles and practices

   The Funds have proposed to revoke their ss.171(c) election under the Internal Revenue Code, thus changing their accounting method for premium amortization.

As required, effective September 1, 2001, the Liberty Stein Roe
Investment Trust has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting all premiums and discounts on debt securities as required for adherence to generally accepted accounting principles. The financial statements and notes to financial statements have been adjusted accordingly for Stein Roe Global Thematic Equity and Stein Roe European Thematic Equity, which were materially impacted by this change.